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                              March 1, 2021

       Nathan Smith
       Chief Financial Officer
       Aries I Acquisition Corp.
       23 Lime Tree Bay, P.O. Box 1569
       Grand Cayman, Cayman Islands, KY-1110

                                                        Re: Aries I Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
5, 2021
                                                            File No. 377-04178

       Dear Mr. Smith:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Summary
       Overview, page 2

   1. Balance your discussion of your "differentiated approach" with disclosure that your acquisition focus does
not preclude you from acquiring a business in any industry.
       Management   s Discussion and Analysis of Financial Condition and
Results of Operations
       Overview, page 81

   2. Please clarify your disclosures on page 82 that indicate you had deferred offering costs of
                                                        $82,500 as of January
26, 2021. In this respect, we note deferred offering costs of
                                                        $154,741 on your
balance sheet as of January 26, 2021.
 Nathan Smith
Aries I Acquisition Corp.
March 1, 2021
Page 2

       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C.
Foland, Attorney-Advisor, at (202) 551-6711 or Larry Spirgel, Office Chief, at
(202) 551-
3815 with any other questions.



                                                        Sincerely,
FirstName LastNameNathan Smith
                                                        Division of Corporation
Finance
Comapany NameAries I Acquisition Corp.
                                                        Office of Technology
March 1, 2021 Page 2
cc:       David Sakowitz
FirstName LastName